Exhibit (a)(5)(H)

UNITED STATES DISTRICT COURT

DISTRICT OF DELAWARE

ALEX SANCHEZ,
Case No.:
Plaintiff,
COMPLAINT FOR:

v. THE MICHAELS COMPANIES, INC., ASHLEY BUCHANAN, MARK S. COSBY, JOSHUA BEKENSTEIN, RYAN COTTON, MONTE E. FORD, KAREN KAPLAN, MATTHEW S. LEVIN, JOHN J. MAHONEY, JAMES A. QUELLA, and BERYL B. RAFF.

Defendants.

(1)   Breach of Fiduciary Duties

(2)   Aiding and Abetting Breach of Fiduciary Duties

(3)   Violation of § 14 (e) of the Securities Exchange Act of 1934

(4)   Violation of § 14 (d) of the Securities Exchange Act of 1934

(5)   Violation of § 20(a) of the Securities Exchange Act of 1934

DEMAND FOR JURY TRIAL

Plaintiff, Alex Sanchez (“Plaintiff”), by and through his attorneys, alleges upon information and belief, except for those allegations that pertain to him, which are alleged upon personal knowledge, as follows:

SUMMARY OF THE ACTION

1. Plaintiff brings this action against The Michaels Companies, Inc. (“Michaels” or the “Company”), and the Company’s Board of Directors (the “Board” or the “Individual Defendants”, together with Michaels, the “Defendants”), for breaches of fiduciary duty as a result of Defendants’ efforts to sell the Company to affiliates of Apollo Management IX, L.P., including Magic AcquireCo, Inc. (“Parent”), and Magic MergeCo, Inc. (“Merger Sub,” and collectively with Parent and Apollo Management IX, L.P., “Apollo”) as a result of an unfair process for an unfair price, and to enjoin an upcoming tender offer on a proposed all-cash transaction valued at approximately $3.3 billion (the “Proposed Transaction”).

2. The terms of the Proposed Transaction were memorialized in a March 3, 2021, filing with the Securities and Exchange Commission (“SEC”) on Form 8-K attaching the definitive Agreement and Plan of Merger (the “Merger Agreement”). Under the terms of the Merger Agreement, Michaels will become an indirect wholly-owned subsidiary of Apollo, and stockholders of Michaels, including Plaintiff, will receive $22.00 in cash for each share of Michaels common stock they own. As a result of the Proposed Transaction, Plaintiff will be frozen out of any interest in the surviving entity.

3. Thereafter, on March 16, 2021, Michaels filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) with the SEC in support of the Proposed Transaction.

4. The Proposed Transaction is unfair and undervalued for a number of reasons. Significantly, the Recommendation Statement describes an insufficient process in which the Board rushed through a sales process that saw only a handful of potentially interested counterparties being contacted prior to the entry of the Company into the Proposed Transaction.

5. In approving the Proposed Transaction, the Individual Defendants have breached their fiduciary duties of loyalty, good faith, due care and disclosure by, inter alia, (i) agreeing to sell Michaels without first taking steps to ensure that Plaintiff as a public stockholder of Michaels would obtain adequate, fair and maximum consideration under the circumstances; and (ii) engineering the Proposed Transaction to benefit themselves and/or the Apollo without regard for Plaintiff and Michaels’ public stockholders. Accordingly, this action seeks to enjoin the Proposed Transaction and compel the Individual Defendants to properly exercise their fiduciary duties to Plaintiff.

6. Next, it appears as though the Board has entered into the Proposed Transaction to procure for itself and senior management of the Company significant and immediate benefits with no thought to Plaintiff or the Company’s public stockholders. For instance, pursuant to the terms of the Merger Agreement, upon the consummation of the Proposed Transaction, Company Board Members and executive officers will be able to exchange all Company equity awards for the merger consideration.

7. In violation of the Exchange Act and in further violation of their fiduciary duties, Defendants caused to be filed the materially deficient Recommendation Statement on March 16, 2021 with the SEC in an effort to solicit Plaintiff to tender their Michaels shares in favor of the Proposed Transaction. The Recommendation Statement is materially deficient, deprives Plaintiff of the information necessary to make an intelligent, informed and rational decision of whether to tender in favor of the Proposed Transaction, and is thus in breach of the Defendants’ fiduciary duties. As detailed below, the Recommendation Statement omits and/or misrepresents material information concerning, among other things: (a) the sales process and in particular certain conflicts of interest for management; (b) the financial projections for Michaels, provided by Michaels to the Company’s financial advisor UBS Securities LLC. (“UBS”); and (c) the data and inputs underlying the financial valuation analyses, if any, that purport to support the fairness opinions created by UBS and provides to the Company and the Board

8. Accordingly, this action seeks to enjoin the Proposed Transaction and compel the Individual Defendants to properly exercise their fiduciary duties to Plaintiff.

9. Absent judicial intervention, the Proposed Transaction will be consummated, resulting in irreparable injury to Plaintiff. This action seeks to enjoin the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages resulting from the breaches of fiduciary duties by Defendants.

PARTIES

10. Plaintiff is a citizen of New York and, at all times relevant hereto, has been a Michaels stockholder.

11. Defendant Michaels, North America’s largest specialty provider of arts, crafts, framing, floral, wall décor, and seasonal merchandise for do-it-yourself home decorators. Michaels is incorporated under the laws of the State of Delaware and has its principal place of business at 8000 Bent Branch Drive, Irving, Texas 75063. Shares of Michaels common stock are traded on the NasdaqGS under the symbol “MIK.”

12. Defendant Ashley Buchanan (“Buchanan “) has been a Director of the Company at all relevant times. In addition, Buchanan serves as the Company’s Chief Executive Officer (“CEO”).

13. Defendant Mark S. Cosby (“Cosby”) has been a director of the Company at all relevant times.

14. Defendant Joshua Bekenstein (“Bekenstein”) has been a director of the Company at all relevant times.

15. Defendant Ryan Cotton (“Cotton”) has been a director of the Company at all relevant times.

16. Defendant Monte E. Ford (“Ford”) has been a director of the Company at all relevant times.

17. Defendant Karen Kaplan (“Kaplan”) has been a director of the Company at all relevant times.

18. Defendant Matthew S. Levin (“Levin”) has been a director of the Company at all relevant times.

19. Defendant John J. Mahoney (“Mahoney”) has been a director of the Company at all relevant times.

20. Defendant James A. Quella (“Quella”) has been a director of the Company at all relevant times.

21. Defendant Beryl B. Raff (“Raff”) has been a director of the Company at all relevant times.

22. Defendants identified in ¶¶ 12—21 are collectively referred to as the “Individual Defendants.”

23. Non-Defendant Apollo Management IX, L.P. is an affiliate of Apollo Global Management, leading global investment manager. Apollo Global Management’s common stock is traded on the NYSE under the symbol “APO”.

24. Non-Defendant Merger Sub is a wholly owned subsidiary of Parent created to effectuate the Proposed Transaction.

25. Non-Defendant Merger Sub is a wholly owned subsidiary of Parent created to effectuate the Proposed Transaction.

JURISDICTION AND VENUE

26. This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of Sections 14(e), 14(d), and 20(a) of the Exchange Act. This action is not a collusive one to confer jurisdiction on a court of the United States, which it would not otherwise have. The Court has supplemental jurisdiction over any claims arising under state law pursuant to 28 U.S.C. § 1367.

27. Personal jurisdiction exists over each defendant either because the defendants conduct business in or maintain operations in this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction over defendant by this Court permissible under traditional notions of fair play and substantial justice.

THE INDIVIDUAL DEFENDANTS’ FIDUCAIRY DUTIES

28. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Michaels and owe the Company the duties of due care, loyalty, and good faith.

29. By virtue of their positions as directors and/or officers of Michaels, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Michaels to engage in the practices complained of herein.

30. Each of the Individual Defendants are required to act with due care, loyalty, good faith and in the best interests of the Company. To diligently comply with these duties, directors of a corporation must:

a.	act with the requisite diligence and due care that is reasonable under the circumstances;

b.	act in the best interest of the Company;

c.	use reasonable means to obtain material information relating to a given action or decision;

d.	refrain from acts involving conflicts of interest between the fulfillment of their roles in the Company and the fulfillment of any other roles or their personal affairs;

e.	avoid competing against the company or exploiting any business opportunities of the company for their own benefit, or the benefit of others; and

f.	disclose to the Company all information and documents relating to the company’s affairs that they received by virtue of their positions in the Company.

31. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Michaels, are obligated to refrain from:

a. participating in any transaction where the directors’ or officers’ loyalties are divided;

b. participating in any transaction where the directors or officers are entitled to receive personal financial benefit not equally shared by the Company or its public stockholders; and/or

c. unjustly enriching themselves at the expense or to the detriment of the Company or its stockholders, including Plaintiff.

32. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are violating, the fiduciary duties they owe to Michaels, Plaintiff and the other public stockholders of Michaels, including their duties of loyalty, good faith, and due care.

33. As a result of the Individual Defendants’ divided loyalties, Plaintiff will not receive adequate, fair or maximum value for his Michaels common stock in the Proposed Transaction.

SUBSTANTIVE ALLEGATIONS

Company Background

34. Michaels owns and operates arts and crafts specialty retail stores for hobbyist and do-it-yourself home decorators in the United States and Canada. It operates Michaels stores that offer approximately 45,000 basic and seasonal stock-keeping units (SKUs) in arts, crafts, framing, floral, and home décor and seasonal merchandise. The Company also provides private brands, including Recollections, Studio Decor, Bead Landing, Creatology, Ashland, Celebrate It, ArtMinds, Artist’s Loft, Craft Smart, Loops & Threads, Simply Tidy, Make Market, Foamies, LockerLookz, Imagin8, and Sticky Sticks. Further, it manufactures and supplies precut mats and custom framing merchandise; and distributes craft and hobby items products under the Darice brand. As of February 1, 2020, the company operated approximately 1,274 Michaels retail stores in 49 states and Canada. It also serves customers through Michaels.com, ConsumerCrafts.com, Canada.Michaels.com, Darice.com, and AaronBrothers.com websites, as well as through its Michaels app.

35. The Company’s most recent financial performance press release before the announcement of the Proposed Transaction indicated impressive financial results. For example, the Company reported an increase of 15.1% in Net Sales, an increase of 161.6% in Operating Income, and an increase of 71.7% of Adjusted Operating Income. The Company also announced Free Cash Flow of $380 million for the quarter and $633 million on a year-to-date basis.

36. Speaking on these positive results, Defendant CEO Buchanan commented in the December 3, 2020 Press Release, “‘Michaels delivered strong third quarter results highlighted by comparable store sales growth of 16.3%, which was driven by robust consumer demand, improved retail execution and continued progress against our strategic initiatives. Our expanded omni channel capabilities, Maker-centric branding, and increasingly personalized marketing resonated well with customers… We have strengthened our core business and put Michaels in a much stronger position today—operationally, financially, and strategically—than at the start of this year and I would like to extend my gratitude to every single Michaels team member whose hard work has enabled these results. While the operating environment continues to evolve, we look forward to building on our progress as we continue to drive toward sustainable growth over the long term.’”

37. The notable financial results and liquidity are not an anomaly, but rather, are indicative of a trend of continued success and future potential success by Michaels. Clearly, the Company is likely to have tremendous future success and should command a much higher consideration than the amount contained within the Proposed Transaction.

38. Despite this potential, the Individual Defendants have caused Michaels to enter into the Proposed Transaction for insufficient consideration.

The Flawed Sales Process

39. As detailed in the Recommendation Statement, the process deployed by the Individual Defendants was flawed and inadequate, was conducted out of the self-interest of the Individual Defendants, and was designed with only one concern in mind – to effectuate a sale of the Company by any means possible no matter the price.

40. Notably, the Company rushed through the sales process after paying lip service to a true market check for potentially interested third parties, contacting only four such counterparties, three of which immediately indicated they were not interested. Moreover the Recommendation Statement fails to indicate if these contacted parties were strategic or financial in nature.

41. Next, while the Recommendation Statement does indicate that a Transaction Committee was created to run the sales process, it fails to indicate whether all the directors assigned to sit on this committee were independent, outside directors. Nor does the Recommendation Statement indicate what specific powers this Transaction Committee had in relation to approval of any potential agreement.

42. In addition, the Recommendation Statement is silent as to the nature of the various confidentiality agreements entered into between the Company and potentially interested third parties throughout the sales process, including Apollo, whether these agreements differ from each other, and if so in what way, including failing to disclose all specific conditions under which any standstill provision contained in any entered confidentiality agreement entered into between the Company and potentially interested third parties throughout the sales process, including Apollo, would fall away.

43. It is not surprising, given this background to the overall sales process, that it was conducted in a completely inappropriate and misleading manner.

The Proposed Transaction

44. On March 3, 2021, Apollo and Michaels issued a joint press release announcing the Proposed Transaction. The press release stated, in relevant part:

IRVING, TX and NEW YORK – March 3, 2021—The Michaels Companies (NASDAQ: MIK) (“Michaels” or “the Company”) and funds managed by affiliates of Apollo Global Management, Inc. (NYSE: APO) (together with its consolidated subsidiaries “Apollo”) today announced that they have entered into a definitive merger agreement pursuant to which investment funds managed by affiliates of Apollo have agreed to acquire the Company in a transaction that values Michaels at an equity value of approximately

$3.3 billion (for a transaction valued at $5.0 billion).

Under the terms of the agreement, which has been unanimously approved by the Michaels Board of Directors, Apollo will commence a tender offer to acquire all outstanding shares of Michaels for $22.00 per share in cash. The purchase price represents a 47% premium to the closing stock price on February 26, 2021 (the last trading day prior to press speculation about a potential transaction involving Michaels) of $15.00 per share and a 78% premium to the 90-day volume-weighted average price.

“The Company’s impressive growth transformation, including our financial and operational performance in the unprecedented environment of the pandemic, led to an unsolicited offer to buy the company,” said James Quella, Chairman of the Michaels Board of Directors. “Following that offer, the board undertook a comprehensive process to test the market and to evaluate the value maximizing path forward for shareholders. The Board of Directors, informed by that process, firmly believes Apollo’s offer represents a compelling value to our shareholders. It has been a privilege to work with Ashley and the management team as they coalesced around the transformation strategy, reimagined the Michaels omni-channel experience, and drove strong business outcomes in a challenging retail environment.”

“Our Michaels strategy and the work that we have done in the past year have led to phenomenal business results, strengthened our core business and positioned Michaels for long-term sustainable growth,” said Ashley Buchanan, Chief Executive Officer of Michaels. “We are excited to enter into this new chapter together with Apollo, who shares our strategic vision for Michaels as an omnichannel retailer that offers a one-stop-shop experience for the entire Michaels community. As a private company, we will have financial flexibility to invest in, expand, and improve our retail and digital platforms.”

Andrew S. Jhawar, Senior Partner and Head of the Retail and Consumer Group at Apollo, said “On behalf of the Apollo Funds, we are delighted about this transaction with Michaels, which has continued to elevate its position as the leading player in the exciting arts and crafts industry. Michaels is the go-to- destination in arts and crafts for the deepest breadth of assortment with best-in-class customer service. We believe there is a significant opportunity to enhance the Michaels brand, store experience and omnichannel offering to its customers across North America. Our team at Apollo expects to leverage many of the strategies from our funds’ successful investments in other specialty retailers and grocers with Michaels. We are looking forward to working with the management team and the over 45,000 team members at Michaels in further enhancing the Company’s retail and digital channels as the most inspiring and engaging experience in the arts and crafts industry.”

The closing of the transaction is subject to customary closing conditions, including the expiration or termination of certain regulatory periods and the tender of shares representing at least a majority of the Company’s outstanding common stock to Apollo, and is expected to close in Michaels’ first half of the Company’s fiscal year. Following the successful completion of the tender offer, Apollo managed funds will acquire all remaining shares not tendered in the tender offer through a second-step merger at the same price. The transaction will be financed through a combination of equity provided by Apollo managed funds as well as a committed debt financing package to be provided by Credit Suisse, Barclays, Wells Fargo, RBC Capital Markets, Deutsche Bank, Mizuho, and Bank of America.

The merger agreement provides for a “go-shop” period, during which Michaels – with the assistance of UBS Investment Bank, its exclusive financial advisor – will actively solicit, evaluate and potentially enter into negotiations with and provide due diligence access to parties that submit alternative proposals.

The go-shop period is 25 calendar days, commencing today. Michaels will have the right to terminate the merger agreement to enter into a superior proposal subject to the conditions and procedures specified in the merger agreement, which Michaels will file with a Current Report on Form 8-K. There can be no assurance this process will result in a superior proposal. Michaels does not intend to disclose developments about this process unless and until its Board of Directors has made a decision with respect to any potential superior proposal.

Upon the completion of the transaction, Michaels will become a privately held company and shares of MIK common stock will no longer be listed on any public market.

The Inadequate Merger Consideration

45. Significantly, the Company’s financial prospects and opportunities for future growth establish the inadequacy of the merger consideration.

46. First, the compensation afforded under the Proposed Transaction to Company stockholders significantly undervalues the Company. The proposed valuation does not adequately reflect the intrinsic value of the Company. Moreover, the valuation does not adequately take into consideration the Company’s potential financial success given its recent demand.

47. Notably, a March 3, 2021 Bloomberg article on the Proposed Transaction covered Michaels’ recent success and intrigue to Apollo, “Apollo’s interest in Michaels comes on the heels of the company’s best annual stock performance since its latest initial public offering in 2014. Shares rose 61% last year, fueled by all the crafting items and home decor purchased by families stuck at home during the pandemic. That marked a major turnaround from prior years, when the growth of Amazon.com Inc. and flagging sales had forced the chain to shutter dozens of locations. ‘While demand may drop back a bit in 2021, the crafting market will remain elevated compared to where it was pre-pandemic,’ Neil Saunders, managing director of GlobalData, said in an emailed statement. ‘Michaels’ new owners, Apollo, will be able to take advantage of this as they look to grow the company’s top line.’”

48. In addition, Apollo is capitalizing on an opportunity, as described in the Retail Dive March 3, 2021 article on the Proposed Transaction, “The pandemic has been unkind to retail in general, but has ignited sales for craft stores like Michaels and Joann. Michaels has also enjoyed strong demand in non-crafting categories like jigsaw puzzles and toys, according to GlobalData Managing Director Neil Saunders. The success has piqued investor interest and spurred activity. Last month, for example, Joann filed a proposed $100 million initial public offering that would maintain its private equity owner’s majority stake. Now it’s Michaels’ turn. Its would-be owners are poised to benefit from not just the crafting vogue, but also improvements in e-commerce and bulking pricing that have made it more competitive with Amazon and other rivals, Saunders said in emailed comments. ‘While demand may drop back a bit in 2021, the crafting market will remain elevated compared to where it was pre-pandemic,’ he said. ‘And, as such, Michaels’ new owners, Apollo, will be able to take advantage of this as they look to grow the company’s top line. Apollo will also benefit from the recent investments Michaels has made in its online proposition, including services like curbside collection and same-day delivery. Arguably, having a solid e-commerce and multichannel operation should have been in play years ago.’”

49. Michaels, with the influx of capital from the buyout and liquidity, has the ability to officially capitalize on the e-commerce market, as mentioned above, and only Apollo will reap the benefits.

50. Clearly, while the deal will be beneficial to Apollo it comes at great expense to Plaintiff as a public stockholder of the Company.

51. Moreover, post-closure, Plaintiff will be frozen out of any future benefit from his investment in Michaels’ bright future.

52. It is clear from these statements and the facts set forth herein that this deal is designed to maximize benefits for Apollo at the expense of Plaintiff, which clearly indicates that Plaintiff was not an overriding concern in the formation of the Proposed Transaction.

Preclusive Deal Mechanisms

53. The Merger Agreement contains certain provisions that unduly benefit Apollo by making an alternative transaction either prohibitively expensive or otherwise impossible. Significantly, the Merger Agreement contains a termination fee provision that is especially onerous and impermissible. Notably, in the event of termination, the merger agreement requires Michaels to pay up to approximately $104 million to Apollo, if the Merger Agreement is terminated under certain circumstances. Moreover, under one circumstance, Michaels must pay this termination fee even if it consummates any competing company Acquisition Proposal (as defined in the Merger Agreement) within 9 months following the termination of the Merger Agreement. The termination fee will make the Company that much more expensive to acquire for potential purchasers. The termination fee in combination with other preclusive deal protection devices will all but ensure that no competing offer will be forthcoming.

54. The Merger Agreement also contains a “Go-Shop; No Solicitation” provision that after the “twenty-five (25) calendar days following the date of the Merger Agreement,” Apollo restricts Michaels from considering alternative acquisition proposals by, inter alia, constraining Michaels’ ability to solicit or communicate with potential acquirers or consider their proposals. Specifically, the provision prohibits the Company from directly or indirectly soliciting, initiating, proposing or inducing any alternative proposal, but permits the Board to consider an unsolicited bona fide written “Acquisition Proposal” if it constitutes or is reasonably calculated to lead to a “Superior Proposal” as defined in the Merger Agreement.

55. Moreover, the Merger Agreement further reduces the possibility of a topping offer from an unsolicited purchaser. Here, the Individual Defendants agreed to provide Apollo information in order to match any other offer, thus providing Apollo access to the unsolicited bidder’s financial information and giving Apollo the ability to top the superior proposal. Thus, a rival bidder is not likely to emerge with the cards stacked so much in favor of Apollo.

56. These provisions, individually and collectively, materially and improperly impede the Board’s ability to fulfill its fiduciary duties with respect to fully and fairly investigating and pursuing other reasonable and more valuable proposals and alternatives in the best interests of the Company and its public stockholders.

57. Accordingly, the Company’s true value is compromised by the consideration offered in the Proposed Transaction.

Potential Conflicts of Interest

58. The breakdown of the benefits of the deal indicate that Michaels insiders are the primary beneficiaries of the Proposed Transaction, not the Company’s public stockholders such as Plaintiff. The Board and the Company’s executive officers are conflicted because they will have secured unique benefits for themselves from the Proposed Transaction not available to Plaintiff as a public stockholder of Michaels.

59. Notably, Company insiders, currently own large, illiquid portions of Company stock that will be exchanged for the merger consideration upon the consummation of the Proposed Transaction.

60. Moreover, upon the consummation of the Proposed Transaction, the Recommendation Statement indicates that each outstanding Company stock option, restricted share, or other equity award will be canceled and converted into the right to receive certain consideration according to the merger agreement.

61. These payouts to Company insiders disparate to what Plaintiff will receive in his capacity as a Company public stockholder are as follows:

Name of Executive Officer or Director	Cash Consideration for Shares ($)	Cash Consideration for Stock Options ($)	Cash Consideration for Restricted Shares ($)	Cash Consideration for RSUs ($)	Cash Consideration for PSUs ($)	Cash Consideration for MSUs ($)	Total Cash Consideration in connection with the Offer and the Merger ($)
Directors
Josh Bekenstein	0	0	0	0	0	0	0
Ashley Buchanan(1)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Mark S. Cosby	2,946,526	10,431,800	395,824	2,100,978	0	0	15,875,128
Ryan Cotton	0	0	0	0	0	0	0
Monte E. Ford	382,822	0	0	337,700	0	0	720,522

Karen Kaplan	652,014	0	0	337,700	0	0	989,714
Matthew S. Levin	349,910	0	0	337,700	0	0	687,610
John J. Mahoney	869,066	0	0	337,700	0	0	1,206,766
James A. Quella	719,180	0	0	337,700	0	0	1,056,880
Beryl B. Raff	903,386	0	0	337,700	0	0	1,241,086
Executive Officers
Ashley Buchanan	5,518,502	6,637,500	0	10,795,576	0	6,222,533	29,174,111
Michael Diamond	0	0	0	1,697,410	0	361,733	2,059,143
Heather Bennett	0	0	0	222,222	0	306,089	528,311
Tim Cheatham	0	0	0	222,222	0	306,089	528,311
J. Robert Koch	531,630	1,192,030	0	2,965,402	632,918	306,089	5,628,069
James E. Sullivan	1,097,580	276,460	0	1,771,088	316,448	186,444	3,648,020
Joe Venezia	0	0	0	222,222	0	306,089	528,311
Hsaio Wang	0	0	0	2,647,854	0	306,089	2,953,943
Brynn Evanson	0	0	0	826,430	0	306,089	1,132,519

62. In addition, certain employment agreements with certain Michaels executives, entitle such executives to severance packages should their employment be terminated under certain circumstances. These ‘golden parachute’ packages are significant, and will grant each director or officer entitled to them millions of dollars, compensation not shared by Plaintiff and will be paid out as follows:

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Other ($)(4)	Total ($)
Ashley Buchanan	2,685,573	23,655,609	16,500	1,762,278	28,119,960
Mark Cosby	33,137	12,928,602	0	0	12,961,739
Chuck Rubin	0	0	0	0	0
Michael Diamond	729,710	2,059,143	16,500	0	2,805,353
Denise Paulonis	0	0	0	0	0
Vidya Jwala	0	0	0	0	0
J. Robert Koch	790,333	5,096,439	16,500	440,000	6,343,272
Philo Pappas	0	424,569	0	0	424,569

63. The Recommendation Statement also fails to adequately disclose communications regarding post-transaction employment during the negotiation of the underlying transaction must be disclosed to stockholders. Communications regarding post-transaction employment during the negotiation of the underlying transaction must be disclosed to stockholders. This information is necessary for Plaintiff to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders.

64. Thus, while the Proposed Transaction is not in the best interests of Michaels, Plaintiff or Company stockholders, it will produce lucrative benefits for the Company’s officers and directors.

The Materially Misleading and/or Incomplete Recommendation Statement

65. On March16, 2021, the Michaels Board and Apollo caused to be filed with the SEC a materially misleading and incomplete Recommendation Statement that, in violation their fiduciary duties, failed to provide Plaintiff in his capacity as a Company stockholder with material information and/or provides materially misleading information critical to the total mix of information available to Plaintiff concerning the financial and procedural fairness of the Proposed Transaction.

Omissions and/or Material Misrepresentations Concerning the Sales Process leading up to the Proposed Transaction

66. Specifically, the Recommendation Statement fails to provide material information concerning the process conducted by the Company and the events leading up to the Proposed Transaction. In particular, the Recommendation Statement fails to disclose:

a.	The specific powers of the Special Committee;

b.	Whether the directors who make up the Special Committee are independent outside directors;

c.	Whether the confidentiality agreements entered into by the Company with potentially interested third parties, including with Apollo differed from one another, and if so, in what way;

d.

All specific conditions under which any standstill provision contained in any entered confidentiality agreement entered into between the Company and potentially interested third parties throughout the sales process, including Apollo, would fall away;

e.

Communications regarding post-transaction employment during the negotiation of the underlying transaction must be disclosed to stockholders. Communications regarding post-transaction employment during the negotiation of the underlying transaction must be disclosed to stockholders. This information is necessary for stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of Plaintiff and Company stockholders

Omissions and/or Material Misrepresentations Concerning Michaels’ Financial Projections

67. The Recommendation Statement fails to provide material information concerning financial projections provided by Michaels management and relied upon by UBS in its analyses. The Recommendation Statement discloses management-prepared financial projections for the Company which are materially misleading.

68. The Recommendation Statement indicates that in connection with the rendering of their fairness opinions, UBS reviewed “certain internal financial information and other data relating to the businesses and financial prospects of the Company that were not publicly available, including the Company Forecasts that the Company directed UBS to utilize for purposes of its analysis”.

69. Accordingly, the Recommendation Statement should have, but fails to provide, certain information in the projections that Michaels management provided to the Board and UBS. Courts have uniformly stated that “projections … are probably among the most highly-prized disclosures by investors. Investors can come up with their own estimates of discount rates or [] market multiples. What they cannot hope to do is replicate management’s inside view of the company’s prospects.” In re Netsmart Techs., Inc. S’holders Litig., 924 A.2d 171, 201-203 (Del. Ch. 2007).

70. With regard to the “Company Forecasts” projections the Recommendation Statement fails to provide material information concerning the financial projections prepared by Michaels management.

71. Specifically, the Recommendation Statement fails to disclose all material line items for the metrics of:

a.	Reported EBITDA, including the underlying metrics of: net income and taxes;

b.

Adjusted EBITDA, including the underlying metrics of: net income, taxes, and the specific adjustments made for items such as losses on the early extinguishment of debt, consulting fees associated with strategic initiatives and future cost savings, severance, store pre-opening, store remodel, and store closing costs;

c.

Normalized EBITDA, including the underlying metrics of: net income, taxes, and the specific adjustments made for items such as losses on the early extinguishment of debt, consulting fees associated with strategic initiatives and future cost savings, severance, store pre-opening, store remodel, and store closing costs;

d.	Unlevered Free Cash Flow, including all underlying metrics.

72. The Recommendation Statement also provides non-GAAP financial metrics, but fails to disclose a reconciliation of all non-GAAP to GAAP metrics.

73. This information is necessary to provide Plaintiff in his capacity as a Company stockholder a complete and accurate picture of the sales process and its fairness. Without this information, Plaintiff is not fully informed as to Defendants’ actions, including those that may have been taken in bad faith, and cannot fairly assess the process.

74. Without accurate projection data presented in the Recommendation Statement, Plaintiff is unable to properly evaluate the Company’s true worth, the accuracy of UBS’s financial analyses, or make an informed decision whether to tender in favor of the Proposed Transaction. As such, the Board has breached their fiduciary duties by failing to include such information in the Recommendation Statement.

Omissions and/or Material Misrepresentations Concerning the Financial Analyses by UBS

75. In the Recommendation Statement, UBS describes its fairness opinion and the various valuation analyses performed to render such opinion. However, the descriptions fail to include necessary underlying data, support for conclusions, or the existence of, or basis for, underlying assumptions. Without this information, one cannot replicate the analyses, confirm the valuations or evaluate the fairness opinions.

76. With respect to the Selected Public Company Analysis, the Recommendation Statement fails to disclose the following:

a.	The specific inputs and assumptions utilized to determine the selected reference multiple ranges of:

i.	6.0x to 7.5x 2021E Normalized EBITDA; and

ii.	5.75x to 7.25x 2022E Normalized EBITDA

b.	The number of fully-diluted shares outstanding for the Company.

77. With respect to the Selected Transactions Analysis, the Recommendation Statement fails to disclose the following:

a.	The date on which each selected precedent transaction closed;

b.	The value of each selected precedent transaction;

c.	The specific inputs and assumptions utilized to determine the selected reference multiple range of 5.0x to 7.0x TV/LTM Normalized EBITDA; and

d.	The number of fully-diluted shares outstanding for the Company.

78. With respect to the Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose the following:

a.	The specific inputs and assumptions used to determine the discount rate range of 9% to 11% utilized;

b.	The Company’s weighted average cost of capital;

c.	The specific size premium utilized, and the specific inputs and assumptions used to determine it;

d.	The Company’s estimated terminal values as of the 2025 fiscal year calculated;

e.	The specific inputs and assumptions used to determine the terminal multiple range of 6.0x to 7.5x utilized; and

f.	The number of fully-diluted shares outstanding for the Company.

79. These disclosures are critical for Plaintiff to be able to make an informed decision on whether to tender in favor of the Proposed Transaction.

80. Without the omitted information identified above, Plaintiff is missing critical information necessary to evaluate whether the proposed consideration truly maximizes his value and serves his interest as a stockholder. Moreover, without the key financial information and related disclosures, Plaintiff cannot gauge the reliability of the fairness opinion and the Board’s determination that the Proposed Transaction is in his best interests as a public Michaels stockholder. As such, the Board has breached their fiduciary duties by failing to include such information in the Recommendation Statement

FIRST COUNT

Claim for Breach of Fiduciary Duties

(Against the Individual Defendants)

81. Plaintiff repeats all previous allegations as if set forth in full herein.

82. The Individual Defendants have violated their fiduciary duties of care, loyalty and good faith owed to Plaintiff.

83. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff of the true value of his investment in Michaels.

84. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty and good faith owed to Plaintiff by entering into the Proposed Transaction through a flawed and unfair process and failing to meet their obligations to make complete and accurate disclosures regarding this process and the data and analyses underlying the Proposed Transaction.

85. Indeed, the Individual Defendants breached their duty of due care and candor by failing to disclose to Plaintiff all material information necessary for him to make an informed decision on whether to tender his shares in favor of the Proposed Transaction.

86. The Individual Defendants dominate and control the business and corporate affairs of Michaels, and are in possession of private corporate information concerning Michaels’ assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and Plaintiff which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing stockholder value without the disclosure of all proper material information.

87. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiff.

88. As a result of the actions of the Individual Defendants, Plaintiff will suffer irreparable injury in that he has not and will be able to make an informed decision with respect to the Proposed Transaction.

89. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff, all to the irreparable harm of the Plaintiff.

90. Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

SECOND COUNT

Aiding and Abetting the Board’s Breaches of Fiduciary Duty

Against Defendant Michaels

91. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

92. Defendant Michaels, knowingly assisted the Individual Defendants’ breaches of fiduciary duty in connection with the Proposed Acquisition, which, without such aid, would not have occurred.

93. As a result of this conduct, Plaintiff has been and will be damaged in that he has been and will be prevented from being able to make an informed decision with respect to the Proposed Transaction.

94. Plaintiff has no adequate remedy at law.

THIRD COUNT

Violations of Section 14(e) of the Exchange Act

(Against All Defendants)

95. Plaintiff repeats all previous allegations as if set forth in full herein.

96. Defendants have disseminated the Recommendation Statement with the intention of soliciting stockholders, including Plaintiff, to tender their shares in favor of the Proposed Transaction.

97. Section 14(e) of the Exchange Act provides that in the solicitation of shares in a tender offer, “[i]t shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading[.].

98. The Recommendation Statement was prepared in violation of Section 14(e) because it is materially misleading in numerous respects and omits material facts, including those set forth above. Moreover, in the exercise of reasonable care, Defendants knew or should have known that the Recommendation Statement is materially misleading and omits material facts that are necessary to render them non-misleading.

99. The Individual Defendants had actual knowledge or should have known of the misrepresentations and omissions of material facts set forth herein.

100. The Individual Defendants were at least negligent in filing a Recommendation Statement that was materially misleading and/or omitted material facts necessary to make the Recommendation Statement not misleading.

101. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of his entitlement to decide whether to tender on the basis of complete information if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer period regarding the Proposed Transaction.

102. Plaintiff has no adequate remedy at law.

FOURTH COUNT

Violations of Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9

(Against All Defendants)

103. Plaintiff repeats and realleges all previous allegations as if set forth in full herein. 104. Defendants have disseminated the Recommendation Statement with the intention of soliciting stockholders, including Plaintiff, to tender their shares in favor of the Proposed Transaction.

105. Section 14(d)(4) requires Defendants to make full and complete disclosure in connection with a tender offer.

106. SEC Rule 14d-9 requires a Company’s directors to, furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

107. Here, the Recommendation Statement violates both Section 14(d)(4) and SEC Rule 14d-9 because it because it is materially misleading in numerous respects, omits material facts, including those set forth above and Defendants knowingly or recklessly omitted the material facts from the Recommendation Statement.

108. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of his entitlement to decide whether to tender his shares on the basis of complete information if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer period regarding the Proposed Transaction.

109. Plaintiff has no adequate remedy at law.

FIFTH COUNT

Violations of Section 20(a) of the Exchange Act

(Against all Individual Defendants)

110. Plaintiff repeats all previous allegations as if set forth in full herein.

111. The Individual Defendants were privy to non-public information concerning the Company and its business and operations via access to internal corporate documents, conversations and connections with other corporate officers and employees, attendance at management and Board meetings and committees thereof and via reports and other information provided to them in connection therewith. Because of their possession of such information, the Individual Defendants knew or should have known that the Recommendation Statement was materially misleading to Plaintiff.

112. The Individual Defendants were involved in drafting, producing, reviewing and/or disseminating the materially false and misleading statements complained of herein. The Individual Defendants were aware or should have been aware that materially false and misleading statements were being issued by the Company in the Recommendation Statement and nevertheless approved, ratified and/or failed to correct those statements, in violation of federal securities laws. The Individual Defendants were able to, and did, control the contents of the Recommendation Statement. The Individual Defendants were provided with copies of, reviewed and approved, and/or signed the Recommendation Statement before its issuance and had the ability or opportunity to prevent its issuance or to cause it to be corrected.

113. The Individual Defendants also were able to, and did, directly or indirectly, control the conduct of Michaels’ business, the information contained in its filings with the SEC, and its public statements. Because of their positions and access to material non-public information available to them but not the public, the Individual Defendants knew or should have known that the misrepresentations specified herein had not been properly disclosed to and were being concealed from the Company’s stockholders, including Plaintiff, and that the Recommendation Statement was misleading. As a result, the Individual Defendants are responsible for the accuracy of the Recommendation Statement and are therefore responsible and liable for the misrepresentations contained herein.

114. The Individual Defendants acted as controlling persons of Michaels within the meaning of Section 20(a) of the Exchange Act. By reason of their position with the Company, the Individual Defendants had the power and authority to cause Michaels to engage in the wrongful conduct complained of herein. The Individual Defendants controlled Michaels and all of its employees. As alleged above, Michaels is a primary violator of Section 14 of the Exchange Act and SEC Rule 14a-9. By reason of their conduct, the Individual Defendants are liable pursuant to section 20(a) of the Exchange Act.

WHEREFORE, Plaintiff demands injunctive relief, in his favor, and against the Defendants, as follows:

A. Enjoining the Proposed Transaction;

B. Declaring and decreeing that the Merger Agreement was agreed to in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

C. Directing the Individual Defendants to exercise their fiduciary duties to disseminate a Recommendation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading;

D. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

E. Granting such other and further relief as this Court may deem just and proper.

DEMAND FOR JURY TRIAL

Plaintiff hereby demands a jury on all issues which can be heard by a jury.

Dated: March 22, 2021		LONG LAW, LLC

	By:	/s/ Brian D. Long
Brian D. Long (#4347)
OF COUNSEL:		3828 Kennett Pike, Suite 208
Wilmington, DE 19801
BRODSKY & SMITH, LLC		(302) 729-9100
Evan J. Smith		bdlong@longlawde.com
Marc L. Ackerman
Two Bala Plaza, Suite 805		Attorneys for Plaintiff
Bala Cynwyd, PA 19004
Telephone: 610.667.6200 esmith@brodskysmith.com mackerman@brodskysmith.com